Exhibit 3.1

AMENDMENT
TO
AMENDED AND RESTATED BYLAWS
OF
CAL DIVE INTERNATIONAL, INC.
(the "Corporation")

(Adopted as of May 13, 2014)

The second paragraph of Section 3.10 is hereby amended to read in its entirety as follows:
Section 3.10           Committees of the Board of Directors.
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Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law.  Adequate provision shall be made for notice to members of all meetings; two-thirds (2/3) of the members shall constitute a quorum unless the committee shall consist of one (1) or two (2) members, in which event one (1) member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present.

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